Exhibit 12.1

Omega Healthcare Investors, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions except ratios)

						Six Months Ended
	Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010

Net Income (Loss) from Continuing Operations	$37,289	$55,905	$67,598	$77,691	$82,111	$44,734	$36,460
Interest Expense	34,771	47,611	44,092	39,746	39,075	19,011	33,644
Net Income (Loss)before Fixed Charges	$72,060	$103,516	$111,690	$117,437	$121,186	$63,745	$70,104

Capitalized Interest	—	—	110	160	141	79	6
Interest	$34,771	$47,611	$44,092	$39,746	$39,075	$19,011	$33,644
Total Fixed Charges	$34,771	$47,611	$44,202	$39,906	$39,216	$19,090	$33,650

Earnings / Fixed Charge coverage ratio	2.1x	2.2x	2.5x	2.9x	3.1x	3.3x	2.1x

“Earnings” consist of income from continuing operations plus fixed charges.  Fixed charges consist of interest expense.